FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                            OMB APPROVAL
                                                  OMB Number:        3235-0104
                                                  Expires:  September 30, 1998
                                                  Estimated average burden
                                                  hours per response ......0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.  Name and Address of Reporting Person*

           Wachovia Corporation
    (Last)        (First)         (Middle)

              100 North Main Street
                  (Street)

 Winston-Salem      NC            27101
    (City)        (State)         (Zip)

2.  Date of Event Requiring Statement
    (Month/Day/Year)

          08/06/97

3.  IRS or Social Security Number of Reporting Person (Voluntary)

               56-1473727

4.  Issuer Name AND Ticker or Trading Symbol

           1st United Bancorp    FUBC

5.  Relationship of Reporting Persons to Issuer
               (Check all applicable)

    ____ Director                      /X/  10% Owner
    ____ Officer (give title below)   ____ Other (specify below)

    ____________________________________________________________

6.  If Amendment, Date of Original (Month/Day/Year)

          N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person



            TABLE I -- Non-Derivative Securities Beneficially Owned


1. Title of Security      2. Amount of Securities      3. Ownership Form:     4. Nature of Indirect
   (Instr. 4)                Beneficially Owned           Direct (D) or          Beneficial Ownership
                             (Instr. 4)                   Indirect (I)           (Instr. 5)
                                                          (Instr. 5)





Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (7/96)

              TABLE II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1. Title of      2. Date Exercisable  3. Title and Amount         4. Conversion or      5. Ownership      6. Nature of
   Derivative       and Expiration       of Securities               Exercise Price        Form of           Indirect
   Security         Date (Month/Day/     Underlying                  of Derivative         Derivative        Beneficial
   (Instr. 4)       Year)                Derivative                  Security              Security:         Ownership
                                         Security                                          Direct (D) or     (Instr. 5)
                                         (Instr. 4)                                        Indirect (I)
                                                                                           (Instr. 5)
                      Date      Expira-                   Amount or
                      Exer-     tion       Title          Number of
                      cisable   Date                      Shares

Option to purchase       +        +      1st United       2,020,000     ++                    D
1st United Bancorp                      Bancorp Common
Common Stock                            Stock



Explanation of Reponses:

+    Beneficial ownership of 2,020,000 shares reported hereunder is being reported solely as a result of the Stock
     Option Agreement, dated as of August 6, 1997 (the "Stock Option Agreement"), by and between Wachovia Corporation and
     1st United Bancorp. The option may be exercised, in whole or in part, only upon certain events (none of which, as of the date hereof, has occurred), as set forth in the Stock Option Agreement. The option expires upon certain events, as set forth in the Stock Option Agreement. The option granted pursuant to the Stock Option
     Agreement has not yet become exercisable. Wachovia expressly disclaims ownership of such shares.

++   A price per share equal to $18.75; provided, however, that in the event 1st United Bancorp issues or agrees to issue any shares of Common Stock at a price less than $18.75 per share (subject to certain exceptions), the price will be equal to such lesser price.


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                        /s/ Kenneth W. McAllister               August 15, 1997
                       --------------------------------         ---------------
                       ** Signature of Reporting Person         Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                SEC 1473 (7/96)